Exhibit (a)(5)(E)
IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

T. WALTER HEISER, Individually and on	)
behalf of all others similarly situated,	)
)
Plaintiff,	)
)
v.	)	Civil Action No. 4578-CC
)
)
REVLON, INC., RONALD O. PERLEMAN,	)
DAVID L. KENNEDY, ALAN S. BERNIKOW,	)
PAUL J. BOHAN, ALAN T. ENNIS, MEYER	)
FELDBERG, ANN D. JORDAN, DEBRA L.	)
LEE, TAMARA MELLON, BARRY F.	)
SCHWARTZ, KATHI P. SEIFERT, KENNETH	)
L. WOLFE, and MACANDREWS & FORBES	)
HOLDINGS INC.,	)
)
Defendants.	)
VERIFIED CLASS ACTION COMPLAINT
     Plaintiff, by his undersigned attorneys, for his verified class action complaint against defendants, alleges upon personal knowledge with respect to himself, and upon information and belief based, inter alia, upon the investigation of counsel as to all other allegations herein, as follows:
NATURE OF THE ACTION
     1. This is a class action on behalf of the public shareholders of Revlon, Inc. (“Revlon” or the “Company”), arising from the proposed acquisition of the outstanding shares of Revlon’s common stock by the Company’s largest and controlling shareholder, MacAndrews & Forbes Holdings Inc. (“MacAndrews”), in breach of the fiduciary duties Revlon’s directors, the above-named individual defendants, owe to the Company’s shareholders (the “Proposed Transaction”). Plaintiff seeks to enjoin the Proposed Transaction or, alternatively, to rescind the Proposed Transaction in the event it is consummated.

THE PARTIES
     2. Plaintiff is, and has been continuously throughout all times relevant hereto, the owner of Revlon common stock.
     3. Defendant Revlon is a Delaware corporation with its principal executive offices located in New York, New York. Revlon, through its subsidiary, Revlon Consumer Products Corporation (“RCPC”), engages in the manufacture, marketing, and sale of cosmetics, women’s hair color, beauty tools, fragrances, skincare, anti-perspirants/deodorants, and other personal care products. The Company’s common stock trades on the New York Stock Exchange under the ticker symbol “REV.” As of December 31, 2008, there were 48,250,163 shares of Revlon Class A Common Stock and 3,125,000 shares of Revlon Class B Common Stock outstanding. As of that date, 28,207,735 shares of Revlon Class A Common Stock were beneficially owned by MacAndrews and its affiliates. All of the shares of Revlon Class B Common Stock were owned by REV Holdings LLC, a Delaware limited liability company which is an indirectly wholly-owned subsidiary of MacAndrews.
     4. Defendant Ronald O. Perelman (“Perelman”) has been a Revlon director since 1992 and the Company’s Chairman of the Board of Directors (the “Board”) since June 1998. In addition, according to the Company’s Annual Proxy Statement filed with the United States Securities and Exchange Commission (“SEC”) on April 21, 2009 (the “2009 Proxy”), Perelman has also been a director of RCPC since 1992, and has been Chairman of the Board and Chief Executive Officer (“CEO”) of MacAndrews since 1980. Furthermore, Perelman has served as Chairman of the Board of M&F Worldwide Corp. (“M&F Worldwide”) since 2007, and as a director of M&F Worldwide since 1995.
     5. Defendant David L. Kennedy (“Kennedy”) has been a Revlon director since September 2006 and, in April 2009, was elected as Vice Chairman of the Board. The April 29, 2009 press release announcing Kennedy’s election as Vice Chairman also announced that Kennedy will also serve as a Senior Vice President at MacAndrews. Kennedy previously served as both the Company and RCPC’s President and CEO from September 2006 through April 2009. Kennedy has also previously served as both the Company and RCPC’s Executive Vice President, Chief Financial Officer (“CFO”), and Treasurer.
     6. Defendant Alan S. Bernikow (“Bernikow”) has been a Revlon director since September 2003, and has also been a RCPC director since that time. According to the 2009 Proxy, Bernikow serves as the Chairman of the Company’s Audit Committee and Chairman of the Compensation and Stock Plan Committee.
     7. Defendant Paul J. Bohan (“Bohan”) has been a Revlon director since March 2004 and a RCPC director since June 2008. According to the 2009 Proxy, Bohan is a member of the Company’s Audit Committee and the Nominating and Corporate Governance Committee.
     8. Defendant Alan T. Ennis (“Ennis”) has been a Revlon director since March 2009, and has also been a RCPC director since that time. Ennis was elected as the Company’s President and CEO in April 2009, and previously served as both Revlon and RCPC’s Executive Vice President and CFO from November 2006 through April 2009’ as well as Company Treasurer from June 2008 through April 2009. From September 2006 through March 2007, Ennis served as both the Company and RCPC’s Corporate Controller and Chief Accounting Officer (“CAO”) and, from March 2005 through September 2006, he served as the Company’s Senior Vice President, Internal Audit.
     9. Defendant Meyer Feldberg (“Feldberg”) has been a Revlon director since February 1997. According to the 2009 Proxy, Feldber serves as Chairman of the Company’s Nominating and Corporate Governance Committee and is a member of the Audit Committee.
     10. Defendant Ann D. Jordan (“Jordan”) has been a Revlon director since March 2009.

     11. Defendant Debra L. Lee (“Lee”) has been a Revlon director since January 2006. According to the 2009 Proxy, Lee is a member of the Company’s Nominating and Corporate Governance Committee.
     12. Defendant Tamara Mellon (“Mellon”) has been a Revlon director since August 2008.
     13. Defendant Barry F. Schwartz (“Schwartz”) has been a Revlon director since November 2007, and a director of RCPC since March 2004. Schwartz also has served as Executive Vice Chairman and CAO of MacAndrews since October 2007, and as CEO of M&F Worldwide since January 2008. Prior to that, Schwartz had served as M&F Worldwide’s Acting CEO and General Counsel since September 2007, as well as its Executive Vice President and General Counsel since 1996. In addition, Schwartz served as Senior Vice President of MacAndrews from 1989 through 1993, and as Executive Vice President and General Counsel of MacAndrews from 1993 through 2007. Schwartz is also a director of M&F Worldwide. According to the 2009 Proxy, Schwartz is a member of the Company’s Compensation and Stock Plan Committee.
     14. Defendant Kathi P. Seifert (“Seifert”) has been a Revlon director since January 2006. According to the 2009 Proxy, Seifert is a member of the Company’s Audit Committee.
     15. Defendant Kenneth L. Wolfe (“Wolfe”) has been a Revlon director since March 2004. According to the 2009 Proxy, Wolfe is a member of the Company’s Compensation and Stock Plan Committee and the Nominating and Corporate Governance Committee.
     16. Defendant MacAndrews is a Delaware corporation and maintains its principal executive offices in New York, New York. MacAndrews is a holding company with interests in a diversified portfolio of public and private companies, including, AM General, Scantron,

Panavision, and Scientific Games, among others. MacAndrews is wholly owned by Perelman. Moreover, MacAndrews beneficially holds approximately 58.3% of Revlon’s outstanding Class A common stock and 100% of Revlon’s Class B common stock, which collectively gives MacAndrews control over approximately 61% of Revlon’s combined common stock and approximately 75% of the combined voting power of those shares, as of April 9, 2009.
     17. The defendants identified in paragraphs 4 through 15 are collectively referred to herein as the “Individual Defendants.” By reason of their positions as officers and/or directors of the Company, the Individual Defendants are in a fiduciary relationship with plaintiff and the other Revlon public shareholders, and owe plaintiff and Revlon’s other shareholders the highest obligations of loyalty, good faith, fair dealing, due care, and full and fair disclosure.
     18. Each of the Individual Defendants at all times had the power to control and direct Revlon to engage in the misconduct alleged herein. The Individual Defendants’ fiduciary obligations required them to act in the best interest of plaintiff and all Revlon shareholders.
     19. Each of the Individual Defendants is acting in concert with one another in violating their fiduciary duties as alleged herein, and, specifically, in connection with the Proposed Transaction.
     20. MacAndrews, as the Company’s controlling shareholder, is also in a fiduciary relationship with plaintiff and the other Revlon public shareholders, and owes plaintiff and Revlon’s other shareholders the highest obligations of loyalty, good faith, fair dealing, due care, and full and fair disclosure.
CLASS ACTION ALLEGATIONS
     21. Plaintiff brings this action on his own behalf and as a class action, pursuant to Court of Chancery Rule 23, on behalf of himself and the public shareholders of Revlon common stock (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendant.
     22. This action is properly maintainable as a class action.
     23. The Class is so numerous that joinder of all members is impracticable. As of December 31, 2008, there were 48,250,163 shares of Revlon Class A Common Stock and 3,125,000 shares of Revlon Class B Common Stock outstanding publicly held shares of Revlon common stock outstanding, held by scores, if not hundreds, of individuals and entities scattered throughout the country.
     24. Questions of law and fact are common to the Class, including, among others:
          a. Whether defendants have breached their fiduciary duties owed to plaintiff and the Class;
          b. Whether the Proposed Transaction is entirely fair; and
          c. Whether defendants will irreparably harm plaintiff and the other members of the Class if defendants’ conduct complained of herein continues.
     25. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.
     26. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class that would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class that would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

     27. Defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, and final injunctive relief on behalf of the Class as a whole is appropriate.
SUBSTANTIVE ALLEGATIONS
     28. On April 11, 2008, Revlon issued a press release wherein it announced that the Company’s Board had approved a reverse split of Revlon’s Class A and Class B common stock at a 1-for-10 split ratio. According to Kennedy, the intent behind the Company’s 1-for-10 reverse split was to make the Company “more attractive to a broader range of institutional and other investors,” reduce costs, such as listing fees, and to satisfy compliance with the NYSE’s price criteria for continued listing.
     29. Beginning in the second quarter of 2008, Revlon began to implement a business plan to put in place a three-year new products initiative, which would eventually result in the gradual depression of the Company’s stock as R&D costs, capital expenditures, and advertising and promotional expenditures eventually reduced net revenues and earnings.
     30. Kennedy espoused the progress made by the Company in implementing its three-year new products initiative. During an earnings call with investors on July 31, 2008, Kennedy stated, “we continue to make excellent progress on our three year rolling new product portfolio plans...” Again, on a November 5, 2008 earnings call with investors, Kennedy reiterated the Company’s successful results from the three-year new products initiative. Kennedy also announced the expectation of “increased levels of advertising and promotional support in the fourth quarter of 2008 compared to the same period of last year.” On this news, Revlon stock plummeted from a November 4, 2008 close of $13.04 per share to a close of $9.61 per share on November 5,2008.
     31. On September 3, 2008, Revlon issued a press release wherein it announced its plans to reduce its debt by $170 million by repaying the $170 million MacAndrews & Forbes Senior Subordinated Term Loan (the “M&F Term Loan”), which was to mature on August 1, 2009. According to the press release, the debt reduction was to be achieved in a two-step process. First, Revlon would use net proceeds of $63 million from a previously announced July 2008 sale of a Brazilian business to repay $63 million of the $170 million M&F Term Loan. Second, the Company announced its intent to launch a $107 million equity rights offering (the “Rights Offering”) that would allow Revlon shareholders to purchase additional Revlon Class A common stock. Upon closing of the rights offering, the Company would us the proceeds from the issuance to repay the remaining balance of the M&F Term Loan. Moreover, Kennedy commented, “[b]y repaying the M&F Term loan, we will eliminate our highest cost, nearest maturity debt, which carries an annual cash interest cost of almost $19 million. Improving our capital structure with this important step is consistent with a key aspect of our strategy.”
     32. The September 3, 2008 press release also disclosed the Company’s intent to effect its previously announced 1-for-10 reverse stock split of its Class A and Class B common stock.
     33. On September 16, 2008, the Company implemented the 1-for-10 reverse stock split. Although, at the time of the April 11, 2008 announcement of the reverse stock split, Revlon’s shares had fallen below $1.00, it had stabilized within a narrow range of $0.95 per share. After the reverse stock split, Revlon stock initially jumped to as high as $14.00 per share by September 18, 2008. When the overall markets faltered in October 2008, there was greater room for Revlon’s stock to fall (and it did to as low as $2.30 on March 30, 2009) as opposed to if the reverse stock split had not taken place, then the likelihood would have been that Revlon common stock would have maintained its narrow range of trading.
     34. Subsequently, on November 14, 2008, Revlon issued a press release wherein it announced an amendment to the M&F Term Loan extending the term to the earlier of (a) the consummation of the Rights Offering, or (b) August 1, 2010. The press release also disclosed that the M&F Term Loan would bear an annual interest rate of 11% payable quarterly in cash. The press release further disclosed that the $63 million already paid back has resulted in an annualized interest savings of approximately $7 million.
     35. Revlon further stated in its November 14, 2008, that “given the current conditions in the capital markets, Revlon is monitoring the financial markets closely to assess the appropriate timing of the Rights Offering.” However, the Rights Offering will no longer come to fruition. On April 20, 2009, Revlon issued a press release wherein it disclosed that it had received a proposal from MacAndrews pursuant to which all of the Revlon Class A common stock not already owned by MacAndrews would be converted into shares of a newly-issued series of voting preferred stock. This newly-issued voting preferred stock would have an aggregate liquidation preference of $75 million (or approximately $3.74 per share, based upon 20.042 million shares not currently held by MacAndrews). The preferred stock would pay an annual cash dividend of 12.5%, payable quarterly, and would be redeemed four years from its date of issuance at the liquidation preference, plus accrued and unpaid dividends.
     36. The press release discloses that while MacAndrews has stated in its proposal that it has no present intention to dispose of its equity stake in Revlon, in the event of a sale of the Company within two years of issuance of the preferred stock, the preferred stock would be entitled to participate with the common stock to a limited extent, and in the event no such transaction occurs, the holder of each share of preferred stock would be entitled to receive an additional payment of $1.00 per share two years after issuance of the preferred stock. In connection with the transaction, MacAndrews proposes to contribute to Revlon $75 million of the M&F Term Loan and to amend the M&F Term Loan to extend its maturity to 2013 and to increase its interest rate to 12.5%.
     37. Revlon’s Board said that they would review the terms of MacAndrews’ proposal.
     38. The Right Offering reflects MacAndrews’ attempt to take advantage of the latent value locked in the Company and in its common stock. Indeed, the continued decline of Revlon’s common stock to its one-year low of $3.75 on February 12, 2009 prevented the Rights Offering from coming to fruition. The Proposed Transaction is an attempt by MacAndrews and Perelman to take advantage of the Company’s future upside, to the detriment of Revlon’s minority shareholders.
     39. It is important to note, although Revlon announced a 72% profit decline on February 12, 2009, Kennedy and the Company has made it clear that they have “continued to concentrate on insuring that [Revlon has] a strong pipeline of new products each and every year....” Even as Revlon’s stock price continued to decline to $2.30 per share by March 30, 2009, MacAndrews was determined to capture the benefits of the Company’s improved position for the future. These are benefits that are due to Revlon’s shareholders because they, in part, paid for those benefits. Indeed, Ennis remarked on the February 12, 2009 earnings call with investors, “[i]n total we believe we are better positioned than in many years to maximize our business results in light of the uncertain economic conditions.” It is these “uncertain economic conditions” that prevented the Rights Offering from coming to fruition, but it is also these “uncertain economic conditions” that MacAndrews is taking unfair advantage of in attempting to consummate the Proposed Transaction.
     40. The Proposed Transaction is financially unfair. The $3.74 per share offering price represents no premium over the closing price of the Company’s stock on the last full day of trading before the Company’s April 20, 2009 announcement that it had received the proposal from MacAndrews, when Revlon stock closed at $4.09 per share. Indeed, as The Wall Street

Journal noted on April 21, 2009, the $3.74 per share value of the Proposed Transaction is actually a discount of approximately 4.8% to Revlon’s closing stock price on April 17, 2009. Even if the Company’s sales does not happen within two years and the Proposed Transaction’s offering price were increased to $4.74 per share, it would still only be approximately a 20% premium to Revlon’s closing price on April 20, 2009. Indeed, Revlon’s stock has traded as high as $5.30 since the announcement of the Proposed Transaction and therefore the possible increased consideration is already a discount and most likely would be an even steeper discount to what Company shares would be valued at in two years.
     41. Moreover, compounding the apparent lack of fairness of the terms of the Proposed Transaction, on April 30, 2009, the Company announced positive first quarter 2009 earnings results. Revlon reported that net sales increased 3.8% and that it had reduced its debt by $38.3 million. Kennedy commented, in relevant part:
In the first quarter of 2009, we continued to execute our strategy, including our focus on the key drivers of profitable brand growth. We improved net income and free cash flow, reduced debt, grew Revlon color cosmetics U.S. retail sales over 9% and increased market share. We continue to manage our business while maintaining flexibility to adapt to changes in business conditions, including the ongoing economic uncertainties. We believe that continued execution of our strategy will, over time, generate profitable net sales growth and sustainable positive free cash flow.
(Emphasis added.)
     42. Revlon announced on April 16, 2009 that it was going to announce its first quarter 2009 results on April 30, 2009. Therefore, because of MacAndrews’ possession of proprietary corporate information, it preemptively announced the Proposed Transaction rather than allowing the earnings report to be digested in the marketplace. MacAndrews’ preemptive announcement of the Proposed Transaction on April 20, 2009, effectively placed an artificial cap on Revlon’s stock price and served to artificially inflate the “premium,” or lack thereof, reflected in the offering price.

     43. The Proposed Transaction lacks any of the fundamental hallmarks of fairness. Approval of the Proposed Transaction is a foregone conclusion because of MacAndrews’ 75% voting control over the Company. The Company’s minority shareholders thus will have no voice whatsoever in approving or rejecting the Proposed Transaction, thereby making the Proposed Transaction a fait accompli.
     44. Because MacAndrews is in possession of proprietary corporate information concerning the Company’s future financial prospects, the degree of knowledge and economic power between MacAndrews and the class members is unequal, making it grossly and inherently unfair for MacAndrews to obtain the remaining Revlon shares at the unfair and inadequate price that it has proposed.
     45. Any buyout of Revlon’s public shareholders by MacAndrews on the terms recently offered will deny class members their right to share proportionately and equitably in the true value of Revlon’s valuable and profitable business, and future growth in profits and earnings, at a time when the Company is poised to increase its profitability.
     46. Defendants’ fiduciary obligations require them to:
          (a) act independently so that the interests of Revlon’s public stockholders will be protected;
          (b) adequately ensure that no conflicts of interest exist between defendants’ own interests and their fiduciary obligation of entire fairness or, if such conflicts exist, to ensure that all the conflicts are resolved in the best interests of Revlon’s public stockholders; and
          (c) provide Revlon’s stockholders with genuinely independent representation in the negotiations with MacAndrews.
     47. Because MacAndrews controls Revlon through its voting interests, no auction or market check can be effected to establish Revlon’s worth. Thus, MacAndrews has the power and is exercising its power to acquire Revlon’s public shares and dictate terms which are in MacAndrews’ best interest, without competing bids and regardless of the wishes or best interests of class members or the intrinsic value of Revlon’s stock.
     48. By reason of the foregoing, defendants have breached and will continue to breach their duties to the public shareholders of Revlon and are engaging in improper, unfair dealing and wrongful and coercive conduct.
     49. Each of the defendants has colluded in and rendered substantial assistance in the accomplishment of the wrongdoing complained of herein. In taking the actions, as particularized herein, to aid and abet and substantially assist the wrongs complained of, all defendants acted with an awareness of the primary wrongdoing and realized that their conduct would substantially assist the accomplishment of that wrongdoing and were aware of their overall contribution to the conspiracy, common scheme and course of wrongful conduct.
     50. Unless enjoined by this Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the other members of the Class, and are prepared to consummate a buyout on unfair and inadequate terms which will exclude the Class from its fair proportionate share of Revlon’s valuable assets and businesses, all to the irreparable harm of the Class, as aforesaid.
     51. Plaintiff and the other class members are immediately threatened by the acts and transactions complained of herein, and lack an adequate remedy at law.
     WHEREFORE, plaintiff demands judgment as follows:
     A. Declaring this to be a proper class action and certifying plaintiff as the Class representative and plaintiff’s counsel as Class counsel;
     B. Enjoining, preliminarily and permanently, the Proposed Transaction complained of herein;

     C. To the extent, if any, that the Proposed Transaction is consummated prior to the entry of this Court’s final judgment, rescinding the same or awarding the Class rescissory damages;
     D. Directing that defendants pay to plaintiff and the other members of the Class all damages caused to them and account for all profits and any special benefits obtained as a result of their wrongful conduct;
     E. Awarding plaintiff the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of plaintiff’s attorneys and expert(s); and
     F. Granting such other further relief as the Court may deem just and proper.

Dated: May 11, 2009	RIGRODSKY & LONG, P.A.
	By:	/s/ Brian D. Long
Seth D. Rigrodsky (#3147)
Brian D. Long (#4347) Timothy J. MacFall 919 North Market Street, Suite 980 Wilmington, DE 19801 (302)295-5310 Attorneys for Plaintiff

OF COUNSEL:
LAW OFFICES OF BRUCE G. MURPHY
Bruce G. Murphy
265 Llwyds Lane
Vero Beach, FL 32963
(828) 737-0500

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